Exhibit 99.1

US Supreme Court Supports Volvo Trucks North America in Antitrust Case

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 11, 2006--The United States Supreme Court yesterday issued a ruling in favor of Volvo Trucks North America in a dispute with one of its dealers regarding competitive pricing practices.

In its interpretation of the Robinson-Patman Act in the case of Volvo Trucks North America, Inc. v. Reeder-Simco GMC, Inc., the Court upheld and affirmed the practice of competitive pricing in the heavy-duty truck industry. The justices voted 7-2 in favor of Volvo. The case was initiated by a dealer who argued against Volvo Trucks North America's practice of evaluating specific potential truck sale transactions to meet specific competitive circumstances.

"Competitive pricing fosters competition by giving each seller the opportunity to respond to specific situations by offering lower prices to dealers in order to secure sales to end customers," said Peter Karlsten, president and CEO of Volvo Trucks North America. "The Court's opinion is a clear statement of the validity, fairness, and legality of pricing practices used throughout the heavy-duty truck industry, and in many other industries that rely on competitive, commercial sales policies. These practices create and foster competition that leads to lower prices not just for our customers, but for consumers of many other commercial goods."

Volvo's position in the case, which has broad implications beyond the heavy-duty truck industry, was supported by the U S Department of Justice and the U S Federal Trade Commission. Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Claes Claeson, +46 31-66 39 08
or +46 708-36 39 08